

April 18, 2014

<u>Via E-mail</u>
Amit Gupta
Chairman of the Board
China Hydroelectric Corporation
901 Marco Polo Plaza Building
No. 80 Anli Road
Chaoyang District, Beijing, 100101
People's Republic of China

      Re: **China Hydroelectric Corporation**
                Amendment No. 1 to Schedule 13E-3
                Filed March 20, 2014
                File No. 005-85243

Dear Mr. Gupta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment 1 in our letter dated March 6, 2014. We also note in your correspondence the statement "None of Mr. Gupta, Ms. Lin or Mr. Wong is an 'affiliate,' as defined under Rule 13e-3(a)(1) of the Exchange Act, of any member of the Buyer Group. None of Mr. Gupta, Ms. Lin or Mr. Wong is a member of the Company's senior management or will be in a position to 'control' the surviving company within the meaning of Rule 12b-2 of the Exchange Act." Please provide us with your legal and factual analysis in support of the conclusions you have provided in your response.

2. We note your response to comment 8 in our letter dated March 6, 2014 and your additional revisions. In this regard, we note your indication that NewQuest determined to submit an offer to acquire the shares after it had received required approvals and

preliminary financial support letters from certain limited partners. Please revise to clarify when such approvals and support were initially sought, with a view to understanding exactly when NewQuest determined to pursue a going private transaction.

You may contact Scott Anderegg, Attorney-Adviser, at (202) 551-3342, Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director